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FORM 5
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
/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION                ------------------------------
    longer subject to                       WASHINGTON, DC 20549                                  OMB APPROVAL
    Section 16. Form                                                                     ------------------------------
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           OMB Number        3236-0362
    obligations may                                                                       Expires: September 30, 1998
    continue. See            Filed pursuant to Section 16(a) of the Securities            Estimated average burden
    Instruction 1(b)                         Exchange Act of 1934,                        hours per response .....1.0
/ / Form 3 Holdings                  Section 17(a) of the Public Utility                 ------------------------------
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported
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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Levy              Richard            M.           Washington Mutual, Inc. ("WM")                Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
1201 Third Avenue                                 Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)         12/31/98           ----        title ---       below)
                 (Street)                                                 -------------------               below)
Seattle            WA             98101                                   5. If Aendment,         Senior Vice President & Controller
-------------------------------------------                                  Date of Original     ----------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                             12/31/98        7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                  X   Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                  (Month/      (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                   Day/                                                  Fiscal Year         (D) or         cial
                                   Year)                ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                                        Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                      2/2/98         A      3,035(1)    A                    4,024.61(2)         D
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*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)                      (7/96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                                               Date     Expira-            Amount or
                                                               --------------- Exer-    tion       Title   Number of
                                                                (A)     (D)    cisable  Date               Shares
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   Stock Option             $42.8333     02/02/98       A        4,500        02/02/99 02/02/08   Common     4,500
  (Right to Buy)                                                                 (3)              Stock
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   Stock Option             $32.875      12/15/98       A       10,000        12/15/99 12/15/08   Common    14,500(3)
  (Right to Buy)                                                                 (3)              Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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   Stock Option                   4,500(3)(4)            D
  (Right to Buy)
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   Stock Option                  14,500(3)               D
  (Right to Buy)
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Explanation of Responses:
(1) Grant of 3,035 shares of restricted stock pursuant to the Washington Mutual ("WM") Restricted Stock Plan.
(2) The end-of-month total includes 12.42 shares in the second quarter and 17.19 shares in the third quarter acquired through reinvested dividends in the WM Restricted Stock Plan.
(3) Grant of option pursuant to the WM 1994 Stock Option Plan (as amended and restated as of February 17, 1998). One-third vests annually beginning on the first anniversary of the grant date.
(4) On June 1, 1998 WM paid a stock dividend of one share of common stock for every two shares of common stock outstanding. The reporting person was originally granted 3,000 options and the total reflects 1,500 stock options received by the reporting person as a result of such stock split.
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.       /s/ Richard M. Levy          2/16/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                                  (3/91)

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